# SEC Schedule 13G/A (Amendment No. 5) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Cloudflare, Inc., CIK 0001477333
CUSIP: 18915M107
Title of class of securities: Class A Common Stock, $0.001 par value per share
Address of issuer's principal executive offices: 101 Townsend Street, San Francisco, California (CA), 94107
Date of event which requires filing of this statement: 12/31/2025
Filed pursuant to Rule 13d-1(d)
Amends the filing with accession number 0001193125-20-036466
Filed by CIK 0001786925

## Reporting persons
- Matthew Prince: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 5,230,116; shared voting power 21,108,391; sole dispositive power 5,230,116; shared dispositive power 21,108,391; aggregate amount beneficially owned 26,338,507 (7.7% of the class)
  Comment: With respect to Rows 5, 7 and 9, includes (i) 5,190,618 shares of Class B common stock held of record by The Matthew Prince Revocable Trust dated October 29, 2015, for which Matthew Prince (the "Reporting Person") serves as trustee and (ii) 39,498 shares of Class A common stock issuable upon the vesting of restricted stock units ("RSUs") within 60 days of December 31, 2025.
  
  With respect to Rows 6, 8 and 9, includes (i) 6,928,408 shares of Class B common stock held of record by The Prince Family Nonexempt Irrevocable Trust dated March 29, 2016, for which the Reporting Person serves as an investment advisor; (ii) 1,060,000 shares of Class B common stock held of record by The Prince Family Exempt Irrevocable Trust dated March 29, 2016, for which the Reporting Person serves as an investment advisor; (iii) 3,065,015 shares of Class B common stock held of record by The Matthew Prince 2024 Grantor Retained Annuity Trust dated 5/20/2024, for which the Reporting Person serves as co-trustee and investment advisor; (iv) 3,103,139 shares of Class B common stock held of record by The Matthew Prince 2024 Grantor Retained Annuity Trust 2 dated 8/20/2024, for which the Reporting Person serves as co-trustee and investment advisor; (v) 2,951,829 shares of Class B common stock held of record by The Prince 2021 Remainder Trust dated 9/23/2021, for which the Reporting Person serves as investment advisor; (vi) 2,000,000 shares of Class B common stock held of record by The Matthew Prince 2025 Grantor Retained Annuity Trust dated 5/10/2025, for which the Reporting Person serves as investment advisor; and (vii) 2,000,000 shares of Class B common stock held of record by The Matthew Prince 2025 Grantor Retained Annuity Trust 2 dated 8/11/2025, for which the Reporting Person serves as investment advisor.
  
  Pursuant to Rule 13d-3(d)(1)(i), the percentage in Row 11 is calculated as the quotient obtained by dividing (a) the aggregate amount beneficially owned by the Reporting Person as set forth in Row 9 by (b) the sum of (i) 315,250,214 shares of Class A common stock outstanding as of October 16, 2025, as reported in the Issuer's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2025, filed with the Securities and Exchange Commission on October 30, 2025 (the "Form 10-Q"); (ii) 39,498 shares of Class A common stock issuable upon the vesting of RSUs within 60 days of December 31, 2025; and (iii) 26,299,009 shares of Class B common stock beneficially owned by the Reporting Person. The aggregate number of shares of Class B common stock beneficially owned by the Reporting Person as set forth in clause "(a)" of this paragraph are treated as converted into Class A common stock only for the purpose of computing the percentage ownership of the Reporting Person.
  
  Each share of Class B common stock is convertible at any time into one share of Class A common stock. Each share of Class A common stock is entitled to one vote and each share of Class B common stock is entitled to ten votes. There were 35,030,951 shares of Class B common stock outstanding as of October 16, 2025, as reported in the Form 10-Q, including the 26,299,009 shares of Class B common stock beneficially owned by the Reporting Person as set forth in above. The percentage reported does not reflect the ten for one voting power of the Class B common stock because these shares are treated as converted into Class A common stock for the purpose of this report.

## Item 1. Issuer
Name of issuer: Cloudflare, Inc.
Address of issuer's principal executive offices: 101 Townsend Street, San Francisco, CA 94107

## Item 2. Person Filing
Name of person filing: Matthew Prince
Address of principal business office or, if none, residence:
c/o Cloudflare, Inc.
405 Comal Street
Austin, Texas 78702
Citizenship: United States

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: See Row 9 of cover page.
Percent of class: See Row 11 of cover page.
Sole power to vote or to direct the vote: See Row 5 of cover page for the Reporting Person.
Shared power to vote or to direct the vote: See Row 6 of cover page for the Reporting Person.
Sole power to dispose or to direct the disposition: See Row 7 of cover page for the Reporting Person.
Shared power to dispose or to direct the disposition: See Row 8 of cover page for the Reporting Person.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- Matthew Prince: /s/ Matthew Prince, Matthew Prince (02/13/2026)